One Door Studios Entertainment Properties LLC

(a Delaware Series Limited Liability Company)

Audited Financial Statements

Period of December 20, 2021 (Inception)
through December 31, 2021

Audited by:

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

Financial Statements

One Door Studios Entertainment Properties LLC

Table of Contents

TaxDrop

Independent Auditor's Report

February 22, 2022
To: Board of Directors of One Door Studios Entertainment Properties LLC
Attn: Jason Brents, CEO
Re: 2021 Financial Statement Audit – One Door Studios Entertainment Properties LLC

Report on the Audit of the Financial Statements

Opinion
We have audited the financial statements of One Door Studios Entertainment Properties LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of One Door Studios Entertainment Properties LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of One Door Studios Entertainment Properties LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error. In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about One Door Studios Entertainment Properties LLC's ability to continue as a going concern.

Auditor's Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of One Door Studios Entertainment Properties LLC's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about One Door Studios Entertainment Properties LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
February 22, 2022

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
BALANCE SHEET
As of December 31, 2021
(Audited)

ASSETS	2021
Current Assets	
Cash and cash equivalents	$ -
Total Current Assets	-
Other Assets	-
Total Other Assets	-
Total Assets	-
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities	
Accounts Payable	-
Total Current Liabilities	-
Long-Term Liabilities	-
Loans	-
Total Long-Term Liabilities	-
Other Liabilities	-
Total Liabilities	-
MEMBER'S EQUITY	
Capital contributions	7,200,000
Capital contributions receivable	(7,200,000)
Retained earnings (Accumulated deficit)	-
Net income	-
Total Member's Equity	-
Total Liabilities and Member's Equity	$ -

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
Income Statement
For the Period from December 20, 2021 (Inception) to December 31, 2021
(Audited)

		2021
Revenues	$	-
Cost of revenues		-
Gross profit (loss)		-
Operating expenses		
General and administrative		-
Professional Fees		-
Manufacturing		-
Total operating expenses		-
Other Income		
Other income/expense		-
Total Other Income		-
Net Income (Loss)	$	-

The accompanying notes are an integral part of these financial statements.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
STATEMENT OF MEMBER'S EQUITY
For the Period from December 20, 2021 (Inception) to December 31, 2021
(Audited)

	Member Units	Capital contributions	Capital contributions receivable	Retained Earnings	Total Members' Equity
Balance as of December 20, 2021 (Inception)	-	$ -	$-	$ -	$ -
Issuance of Member Units	72,000	7,200,000	(7,200,000)	-	-
Net Income (Loss)	-	-	-	-	-
Balance as of December 31, 2021	**72,000**	**$7,200,000**	**-$7,200,000.00**	**$0**	**$0**

The accompanying notes are an integral part of these financial statements.

ONE DOOR STUDIOS ENTERTAINMENT PROPERTIES LLC.
STATEMENT OF CASH FLOWS
For the Period from December 20, 2021 (Inception) to December 31, 2021
(Audited)

	2021
Cash Flows from Operating Activities	
Net Income (Loss)	-
Changes in operating assets and liabilities:	
Increase (Decrease) in other assets	-
Increase (Decrease) in accounts payable	-
Net Cash provided by (used in) operating activities	**-**
Cash Flows from Investing Activities	
Net cash used in investing activities	**-**
Cash Flows from Financing Activities	
Capital Contributions	-
Net cash used in financing activities	**-**
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of period	-
Cash and cash equivalents at end of period	$ **-**

The accompanying notes are an integral part of these financial statements.

ONEDOOR STUDIO ENTERTAINMENT PROPERTIES LLC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

One Door Studios Entertainment Properties LLC, (which may be referred to as the "Company", "we," "us," or "our") develops, produces, and distributes motion pictures. The Company was incorporated in Delaware on December 20, 2021. The Company's headquarters are in Santa Barbara, California.

One Door Studios LLC ("1DS LLC") is the sole manager of the Company. The Company is the umbrella/parent LLC which will house future series LLCs for each film as they are being formed. Currently, the Company owns Series Calculated Sequels, which is the only series that has been created. However more will be anticipated to come. Each company will maintain its own books and records and, as of December 31, 2021, have not engaged in any intercompany transactions. Series Calculated Sequels has zero activity. The financials presented are reflective of the balances of the Company and its underlying series LLC as of December 31, 2021.

Since Inception, the Company has relied on contributions from owners to fund its operations. As of December 31, 2021, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 6). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 7) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company had $0 of cash and cash equivalents as of December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2021 as it did not have any operations. The Company is taxed as a passthrough entity and is disregarded for federal income tax purposes.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. The company is still pre-revenue and has not yet recognized revenue.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred. The Company had $0 in advertising costs for the year ended December 31, 2021.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – EQUITY

The Company authorized a total of 72,000 member units, $100 per unit. As of December 31, 2021, 72,000 of common units, of which are wholly owned by One Door Studios LLC, were issued and outstanding. Each unit is priced at $100 per unit, however the Company has not yet received any consideration for the 72,000 units issued. The Company plans to fulfill its units receivable via equity crowdfunding and other investments (see Note 7).

NOTE 4 – INCOME TAX PROVISION

The Company intends to file its income tax return for the period ended December 31, 2021 prior to the required due date, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID 19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2021 and incurred a loss since inception. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7 – SUBSEQUENT EVENTS

Crowdfunding Offering

The Company is offering (the “Crowdfunded Offering”) up to $7,200,000, with a $72,000 minimum target amount, of securities. The securities being offered are Development Investment Agreements for future profit shares for the Company’s films it is developing.

The Company's Series Reg A+ funding offering is being made through the company website, OneDoorStudios.com and is being overseen by Dalmore Group LLC.

Management's Evaluation

Management has evaluated subsequent events through February 22, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.